Exhibit 99.1
Axcess International Announces DotTM Micro-Wireless Technology for
Business Activity Monitoring
Tiny Wireless Signals Make Everything Manageable
DALLAS, TX, November 6, 2007 - Axcess International Inc. (OTCBB: AXSI), a leading provider of wireless business activity monitoring solutions, today announced its micro-wireless technology platform called Dot™, the world’s smallest, most powerful, lowest cost battery-powered wireless computer. It provides a dynamic view into the status of every “thing” operating in the enterprise and how each thing contributes to the goals of the enterprise. By enabling automatic sensing, identification and assessment of business activity in real time, the Dot chip provides for improved productivity, security and revenue growth by delivering wireless intelligence unattainable until now. Dot-based solutions exemplify what industry analyst firm Forrester Research calls “The Extended Internet” market, forecasted to grow to $11.6 billion by 2012.
Dot’s flexibility allows it to take many forms to suit specific needs, and, as an enabling technology, it will be the heart of many new and innovative products such as a long range bar code, an electronic property tag, an automatic building access badge, a vehicle identification tag, an electronic cargo container seal, a wireless sensor transmitter and limitless other uses. The first end-user product to utilize Dot technology ships in December in a card-based form factor. As a personnel credential or ultra-thin tag, it will be used on assets, vehicles and workers, immediately enabling their wireless visibility.
“The wireless era of ‘people talking’ has given way to the era of ‘things talking.’ Dot makes all assets, materials, people, sensors and even vehicles wireless,” stated Allan Griebenow, President and CEO of Axcess.“ Once you ‘Dot the enterprise,’ real -time critical information invisible to the enterprise is immediately made available. This dramatically expands the scope of business intelligence, improves the corresponding decision-making and establishes a new horizon for automation.”
Dot gives all things in business the ability to be automatically sensed. An example of this sensing is the location of assets such as laptops and identifying who belongs to the assets. In case of an emergency, Dot provides knowledge of where your workers are. For vehicles, you know automatically which trucks came to and left the yard with what materials.
Axcess’ invention combines a processor, memory and wireless communications into one chip about the size of a single grain of rice. It is as powerful as the first personal digital assistants (PDAs). It runs for years on a watch battery, stores at least three pages of information in memory and communicates to the world at high speed, all at a cost of only a few dollars each.
“Dot is a powerful invention that combines so many necessary elements for a micro-wireless technology to be successful,” commented distinguished lecturer, Professor Dinesh Bhatia at University of Texas at Dallas. “It has great potential for multiple uses.”
Dot solutions are based on a micro-wireless system implementation that fits seamlessly into, yet operates separately underneath, the corporate network to operate efficiently and non-disruptively. ‘Dot-ting’ the enterprise encompasses the complete life cycle of business operations, from raw materials delivery reconciliation, to fleet vehicle management, warehousing inventory counts and sensing, production automation, work-in-process tagging and finished goods locating. The wireless intelligence comes from wirelessly enabling virtually any and all things in the enterprise in application areas, including advanced workforce management where emergency evacuation information is automatic; improved workflow management where the bill of materials (BOM) list is automated; asset monitoring where critical assets are automatically inventoried and protected; and low cost, pervasive sensing where improved efficiency and safety are outcomes.
“Dot, as a technology platform, is well suited to the wireless sensor world,” commented Professor Abhiman Hande at University of Texas at Dallas. “That world requires a distributed, volume deployment of small sensors. Dot is ideally suited to this.”

Dot technology incorporates a battery powered, software definable wireless transceiver that is compatible with multiple global regulations, including the Electronic Product Code (EPC) Class I and Gen II (passive Radio Frequency Identification [RFID]) standard and is expected to make supply chain tagging more reliable while opening new applications in sensing and security.
“Sirit has been developing readers in the RFID industry for more than 10 years in both the active and passive markets,” stated Tony Sabetti, Vice President RF Solutions with Sirit Inc. “It is important to Sirit that companies like Axcess continue the evolution of tag design to support the adoption of RFID into new and expanding markets. Dot is an exciting entry into the RFID tag space due to its small form factor, and we are pleased that it worked with our INfinity 510 UHF reader right out of the box.”
Dot combines the beneficial elements of today’s monolithic technologies such as RFID, RTLS and wireless sensing into a single, low cost chip. Dot is a one-of-a-kind hybrid, a single wireless source, common to multiple industry standards and supporting virtually all industries including manufacturing, the enterprise, oil and gas, utilities, education, government and the military. Dot is a better solution for access control badges, passive RFID product tags, active RFID asset tags, Real Time Location Systems (RTLS) and distributed sensor transmitters. Memory and sensor inputs enable the Dot to be tailored to each specific data capture need. Bringing together the new functions of Dot and building on the current Axcess micro-wireless infrastructure for enterprise management creates an open architecture for multiple sources of data to be acquired to deliver previously inaccessible business intelligence.
“Our software platform handles all types of wireless RFID devices,” said Bryan Tracey, Vice President Engineering and Chief Architect with GlobeRanger™. “These include EPC standards-based passive tags such as those used in the supply chain and active, or battery-based, tags used virtually everywhere else in industry. Dot is a one-of-a-kind as a hybrid passive and active tagging technology that can be used for multiple applications. That’s very exciting.”
Dot technology is expected to extend Axcess’ existing time to market advantage. It further eclipses competing architectures such as Wi-Fi based active RFID and battery-assisted passive RFID where size, cost, signal robustness and power management are problematic. The active RFID and RTLS portions of Dot’s capabilities are built on and are backwardly compatible with the existing Axcess 433 MHz platform, which automatically activates tags on-demand to transmit micro-wireless messages as needed from 1 to 300 feet to hidden palm-size receivers. The receivers are connected via standard network (either 802.11X wireless or wired) simultaneously to the enterprise system software and the existing security alarm equipment. The system supports standalone middleware and end-user software provided by Axcess under the e-SupervisorTM label or via an easy connection to third party middleware and software solutions.
Axcess is exhibiting and demonstrating its Dot technology in booth C9 at the Computer Security Institute (CSI) conference in Washington, D.C. on November 6 and in booths 2 and 3 at the International Association of Information Technology Asset Managers (IAITAM) conference in Rancho Mirage, California on November 8 and 9.
About Axcess International Inc.
Axcess International Inc. (OTCBB: AXSI) delivers wireless intelligence through real-time business activity monitoring solutions that improve productivity, security and revenue growth. The systems derive wireless intelligence from automatic advanced workforce management, workflow management, asset monitoring and distributed sensing. Its revolutionary and patented Dot micro-wireless technology platform combines RFID, RTLS and wireless sensing for better decision-making and control throughout the enterprise. Axcess is a portfolio company of Amphion Innovations plc (AIM: AMP). Additional information on Axcess is available on the Company’s Web site at www.axcessinc.com. B-roll is available upon request.

Media Contacts

Public Relations — Driver Public Relations	Public Relations — Financial Dynamics
Kenni Driver	Jessy Adams
972.978.6455	212.850.5684
kenni.driver@driverpr.com	jessy.adams@fd.com
For: Business, IT/Technology, Broadcast, Entertainment, Mining and Analysts	For: RFID, Sensors, Homeland Security, Security, Government, Finance, Healthcare, Oil & Gas/Chemical, Ports/Logistics, Manufacturing, Supply Chain, Asset Management and other verticals

Media Contact — Axcess International	Investor Relations — Darrow Associates
Carrie Morris	Jordan Darrow
972.250.3000	631.367.1866
cmorris@axsi.com	jdarrow@darrowir.com

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.